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                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 6, 2001


THE FOLLOWING PRESS RELEASE WAS ISSUED BY SUNTRUST
                                                                            News
--------------------------------------------------------------------------------

[SUNTRUST LOGO]

CONTACTS:
Investors         Media
Gary Peacock      Barry Koling        George Sard/Debbie Miller/Denise DesChenes
SunTrust          SunTrust            Citigate Sard Verbinnen
404-230-5392      404-230-5268        212-687-8080


For Immediate Release
---------------------
July 6, 2001

                     SUNTRUST URGES WACHOVIA SHAREHOLDERS TO
                           COMPARE DIVIDEND PROPOSALS

     ATLANTA, GA - SunTrust Banks, Inc. (NYSE:STI) sent the following letter to the shareholders of Wachovia Corporation (NYSE:WB) detailing why SunTrust believes its dividend history and dividend proposal are superior to First Union Corporation's (NYSE:FTU) and urging Wachovia shareholders to vote against the proposed First Union transaction.

     The text of the letter follows:

                                                                    July 5, 2001

Dear Wachovia Shareholder:

     The preservation and potential growth of your cash dividend undoubtedly will be a key factor in deciding how to vote on the First Union merger proposal
- and we believe First Union's dividend proposal is a compelling reason to vote "AGAINST" the First Union merger.

     If you have held your Wachovia shares for the past five years, you have seen your annual dividend increase each year, growing steadily from $1.52 per share in 1996 to $2.40 per share in 2001 (on an annualized basis). BUT IF THE FIRST UNION MERGER IS APPROVED AND COMPLETED, YOU WILL BE FORCED TO SURRENDER YOUR WACHOVIA SHARES IN EXCHANGE FOR FIRST UNION SHARES. So it is important to look closely at First Union's recent dividend history, and to consider what First Union is proposing about future dividend payments. It also is important to decide whether you are comfortable with the future of your dividend payments if you end up holding First Union stock. You may conclude that the last thing you want to do is rely on First Union for the dividend payments you've come to expect.

--------------------------------------------------------------------------------
The potential cost to you of First Union's dividend proposal as compared to SunTrust's is shown on the insert which accompanies this letter. One side of the insert compares the proposals, assuming 6% annual growth in dividends. Of course, the greater the assumed annual dividend growth rate, the greater the potential cost to you - and SunTrust's compounded annual dividend growth rate during the last five years has been 14%. The other side of the insert demonstrates the dollar cost to Wachovia shareholders at various share ownership levels, using the same assumptions, over the next 5 years.
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                                       2

                             FIRST UNION'S DIVIDEND:
                         LOWER TODAY THAN FIVE YEARS AGO

     While the dividend on your Wachovia shares increased by 58% during the past five years, shareholders of First Union have not fared nearly as well with their dividends. In fact, over the same five-year period, First Union's dividend fell from $1.10 per share in 1996 to only $0.96 per share today - a drop of 13%. THIS DECLINE IS A DIRECT RESULT OF FIRST UNION CUTTING ITS DIVIDEND IN HALF DURING THE FIRST QUARTER OF THIS YEAR. The slashing of First Union's dividend followed its poorly executed acquisitions in recent years of CoreStates Financial Corp. and The Money Store. The CoreStates acquisition resulted in major integration problems, and last year First Union shut down The Money Store, contributing to an astounding $4.9 billion charge to earnings - one of the largest charges against earnings in the history of corporate America!

               SUNTRUST'S DIVIDEND: SIXTEEN YEARS OF STEADY GROWTH

     There is, of course, an alternative to the First Union merger proposal. We believe that if Wachovia shareholders reject the First Union merger by voting "AGAINST" Proposal No. 1 on the enclosed BLUE proxy card, that rejection could very well lead to a merger between Wachovia and SunTrust.

     In considering your choices, you should also look closely at SunTrust's dividend record. Much like Wachovia's recent dividend history - and in stark contrast to First Union's - SunTrust's dividend has increased during the past five years from $0.83 per share in 1996 to $1.60 per share today (on an annualized basis). This is an increase during the five-year period of 93%.

     SUNTRUST HAS NEVER CUT ITS PER SHARE DIVIDEND RATE, AND HAS INCREASED ITS DIVIDEND EVERY YEAR SINCE ITS FORMATION IN 1985. And SunTrust shareholders have never been blindsided with a massive dividend cut like First Union's staggering 50% cut earlier this year - a cut which cost unsuspecting First Union shareholders an aggregate of almost $500,000,000 in dividend payments in the first half of this year alone.

                     WHICH DIVIDEND APPROACH SUITS YOU BEST-
               SUNTRUST'S SIMPLICITY OR FIRST UNION'S COMPLEXITY?

     The payment of dividends under SunTrust's merger proposal is simple and straightforward. Our proposal provides for an increase in SunTrust's per share dividend rate, so that Wachovia shareholders would receive on a pro forma basis a dividend equal to the $2.40 per share dividend they currently receive.

     The First Union dividend proposal, on the other hand, is unusual and highly complex. FIRST UNION WOULD PROVIDE YOU WITH AN ANNUAL COMMON STOCK DIVIDEND RATE OF ONLY $1.92 PER SHARE ON A PRO FORMA BASIS - $0.48 PER YEAR LESS THAN YOU CURRENTLY RECEIVE FROM WACHOVIA. Because of this, First Union is offering you a choice of either a one-time cash payment of $0.48 per share upon completion of the merger, or so-called "dividend equalization preferred shares" (which First Union calls "DEPs") that are designed to pay a dividend which, when added to the dividend you would receive on the First Union common stock, would equal on a pro forma basis a $2.40 annual dividend per share of Wachovia common stock.

     If the First Union merger is approved and you choose the one-time payment option, you would not be entitled to any further payment to make up for any dividend shortfalls (as compared


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                                       3

to your current Wachovia dividend rate of $2.40 per share) after the first year following a First Union merger. And First Union would have to increase its current dividend by 25% one year after the merger just to get you back to the same per share dividend rate that you currently enjoy. DO YOU REALLY BELIEVE THAT FIRST UNION, WHICH ONLY MONTHS AGO SLASHED ITS DIVIDEND BY 50%, WILL INCREASE ITS DIVIDEND BY 25% IN A SINGLE YEAR?

     If instead you choose to receive the First Union DEPs, your dividend will be tied to two separate securities: First Union common stock and the new and unusual DEPs. FIRST UNION ITSELF HAS ADMITTED THAT THE DEPs MAY NOT QUALIFY FOR LISTING, TRADING OR QUOTATION ON ANY EXCHANGE OR DEALER QUOTATION SYSTEM. THIS MEANS THAT YOU MAY FIND IT VERY DIFFICULT TO SELL YOUR DEPS, IF YOU ARE ABLE TO SELL THEM AT ALL.

     In addition, there is nothing "preferred" about the dividend on the DEPs, which First Union has said rank equally as to dividends with the First Union common stock. According to First Union, DEP dividends will be paid "when declared" by the First Union Board. Moreover, while First Union has characterized dividends on the DEPs as "cumulative," you should know that if First Union does not pay you a dividend on the DEPs for any quarter, it has no obligation to pay you that missed dividend in the future (except, possibly, in the event First Union liquidates).

             FUTURE DIVIDEND GROWTH: FIRST UNION STARTS $0.48 BEHIND

     First Union attempts to portray the DEPs as a device which would restore your dividend on a pro forma basis to the current $2.40 per share dividend you currently receive from Wachovia. Unfortunately, this is far from the full story.

     No corporation, of course, can offer assurances about future dividend rates, but some facts are obvious. If First Union's annual dividend increases, the first $0.48 of that increase will serve only to reduce the dividend on the DEPs, with no net increase in total dividends to the holder of DEPs. THE FIRST UNION ANNUAL COMMON STOCK DIVIDEND WOULD HAVE TO INCREASE BY MORE THAN $0.48 PER SHARE BEFORE A DEP HOLDER SAW THE FIRST PENNY OF AN ACTUAL DIVIDEND INCREASE.

     With SunTrust stock, however, the result is quite different. The full amount of any increase in SunTrust's annual common stock dividend rate would be received by you as a holder of SunTrust stock in the event of a Wachovia-SunTrust merger.

                     SUNTRUST: THE DIVIDEND THAT MAKES SENSE

     It is clear to us that SunTrust's dividend history and dividend proposal are far superior to First Union's.

     o SUNTRUST HAS THE DIVIDEND WITH A SOLID GROWTH RATE. First Union's dividend rate is lower today than it was five years ago.

     o SUNTRUST HAS THE DIVIDEND THAT HAS EXPERIENCED 16 CONSECUTIVE YEARS OF INCREASES. First Union has the dividend that was cut in half a few months ago.

     o SUNTRUST PROPOSES TO MAINTAIN YOUR CURRENT CASH DIVIDEND RATE if it merges with Wachovia, and the full amount of your dividend would be paid on your shares of common stock - just as it is today. First Union's dividend proposal is described above and, frankly, is too complicated to describe again.

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                                       4

     IN YOUR OWN BEST INTERESTS, WE URGE YOU TO VOTE "AGAINST" THE FIRST UNION MERGER PROPOSAL ON THE ENCLOSED BLUE PROXY CARD. DEFEATING THE FIRST UNION MERGER PROPOSAL IS THE CRUCIAL FIRST STEP IN SECURING THE BENEFITS OF A PROPOSED MERGER WITH SUNTRUST. PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY.

Thank you for your support.

Sincerely,
/s/ L. Phillip Humann
L. Phillip Humann
Chairman, President and
Chief Executive Officer

If you have any questions or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies: Innisfree M&A Incorporated, toll free, 1-877-750-9501.

Note: Dividends are payable on SunTrust common stock when, as and if declared by the Board of Directors of SunTrust out of funds legally available therefor. Accordingly, any declaration of dividends on SunTrust common stock in the future will be at the discretion of the SunTrust Board of Directors and will depend upon SunTrust's future earnings and financial condition and other factors. While SunTrust has not reduced the dividend on its common stock at any time in the past, there can be no assurance that SunTrust will continue to pay dividends on SunTrust common stock in the amounts set forth in this letter or otherwise. These same factors should be viewed as being generally applicable to the payment of dividends by First Union and Wachovia.

The letter that was sent to Wachovia shareholders includes an insert containing a chart titled "Illustrative Dividend Comparison: SunTrust Vs. First Union" and a table titled "Cost to Wachovia Shareholders of First Union Dividend Proposal As Compared To SunTrust Dividend Proposal Over Five-Year Period." The chart and table will be available at www.suntrustwachoviaproposal.com.

     SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is the nation's ninth-largest commercial banking organization. As of March 31 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. The company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com

                                      # # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of

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                                       5

SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).